Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Form S-8 Registration Statement of The Toronto-Dominion Bank (the “Bank”) of our report dated November 29, 2023 to the shareholders and directors of the Bank with respect to the consolidated balance sheets of the Bank as at October 31, 2023 and 2022, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and our report dated November 29, 2023 with respect to the effectiveness of internal control over financial reporting of the Bank as of October 31, 2023, each as contained in its Form 40-F filed with the Securities and Exchange Commission on November 30, 2023.

/s/ Ernst & Young LLP

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 1, 2023